RS Investment Trust

One Bush Street, Suite 900

San Francisco, CA 94104

August 29, 2014

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, NE

Washington DC, 20549-4720

Re:	RS Investment Trust (File No. 811-05159)

Dear Ms. DiAngelo Fettig:

I am Treasurer of RS Investment Trust (the “Trust”). This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally by you to me and Glen Wong on August 1, 2014, relating to the Staff’s recent review of certain filings of the Trust. For ease of reference, the comments have been summarized before each response.

1.     Comment: Certain series and class identifiers are still active on the EDGAR system for series/classes of the Trust that are no longer in existence: RS S&P 500 Index Fund, RS Money Market Fund, and RS Capital Appreciation Fund and Class B shares of certain series of the Trust. In addition, ticker symbols for certain classes are not reflected in the EDGAR system.

Response: On August 14, 2014, the Trust marked as inactive the relevant series and class identifiers. In addition, the Trust updated the EDGAR system to include the exchange ticker symbols for the relevant series of the Trust.

2.     Comment: In future filings, Item 4c of Form N-CSR should include a description of the nature of services comprising the fees disclosed under this category.

Response: In future filings, the Trust intends to describe the nature of the services comprising the fees disclosed under the “tax fees” category in response to Item 4c.

3.     Comment: The Trust did not report on Form 40-17G filed on May 16, 2014 the amount of coverage that the Trust would have been required to provide and maintain individually had the Trust not been named under a joint insured bond.

Response: The Trust described the amount of coverage that the Trust would have been required to provide and maintain individually had the Trust not been named under a joint insured bond by reference to the chart shown in Rule 17g-1(d)(1). In future filings, the Trust intends to provide the dollar amount of coverage that the Trust would have been required to provide and maintain individually had the Trust not been named under a joint insured bond.

4.     Comment: For future shareholder reports, when performance returns in a Fund Commentary are shown for only one class of a multiple class fund consider including a statement that performance returns for other classes of the Fund may vary.

Response: The Trust will consider adding the suggested statement in future shareholder reports.

5.     Comment: It is the Staff’s view that the use of Management’s Discussion of Fund Performance in annual shareholder reports for funds whose performance was materially affected by derivatives should include information regarding the use of derivatives and their impact on performance.

Response: The Trust seeks to provide shareholders with information about the factors that materially affected each Fund’s performance during its most recently completed fiscal year in Management’s Discussion of Fund Performance in the annual shareholder reports. Management’s Discussion of Fund Performance in annual shareholder reports for funds whose performance was materially affected by derivatives includes information regarding the use of derivatives and their impact on performance.

6.     Comment: eHealth, Inc. was discussed in Management’s Discussion of Fund Performance of RS Investors Fund, although it appears the security was not reported in the Fund’s Schedule of Investments as of December 31, 2013.

Response: The Fund sold its investment in eHealth, Inc. during the calendar year, prior to December 31, 2013.

7.     Comment: A footnote to the bond quality allocation chart in the Fund Commentary section disclosed the source of the ratings as “Moody’s, Standard and Poor’s, Fitch Ratings.” The Staff suggests that in future filings the Trust disclose which ratings grade was presented and the methodology used to select the ratings grade depicted.

Response: The Trust will consider adding the suggested information in future shareholder reports.

8.     Comment: The bond quality allocation chart in the Fund Commentary section reflected ratings grades assigned by either Moody’s, Standard and Poor’s, or Fitch, while the prospectus disclosure regarding the same Fund’s principal investment strategies does not make reference to Fitch ratings when describing whether a security is considered “below investment grade.” Please explain.

Response: The bond quality allocation charts in the shareholder reports reflect the credit rating methodology utilized by Barclays in creating its indexes. That methodology uses the middle rating of Moody’s, Standard & Poor’s, and Fitch, unless only two ratings are available, in which case the lower rating is used. For purposes of the bond quality allocation charts for each Fund, the Trust uses the Barclays credit rating methodology in order to show a more direct comparison of the index with the Fund’s holdings from a credit quality perspective. The bond quality allocation charts do not necessarily reflect the criteria used by the Fund’s adviser in evaluating an investment’s credit quality, which is described in the Fund’s prospectus.

9.     Comment: Future filings should include the actual dates used for the expense calculation in the introductory narrative explanations of “Understanding Your Fund Expenses.”

Response: The Trust intends to add the dates in future shareholder reports.

10.    Comment: In “Understanding Your Fund Expenses,” the net expense ratio shown for Class Y shares of RS International Fund for the six-month period ended December 31, 2013, was (0.52)%, whereas the net expense ratio for the twelve months ended December 31, 2013, was 1.01%. Explain the variance between the six-month expense ratio and the annual expense ratio.

Response: During the six-month period from January 1, 2013, to June 30, 2013, the Fund accrued expenses based on an estimated budget for the fiscal year ending 2013. During the six-month period from July 1, 2013, to December 31, 2013, budgeted amounts of class-specific expenses (e.g., sub-transfer agency fees) were adjusted to reflect changes in the Fund’s total assets, resulting in a negative expense ratio during the six-month period.

11.     Comment: Consider defining the term “gross” when disclosing the benchmark, e.g. “MSCI EAFE Index (Gross)”, in the Fund commentary section.

Response: The Trust will consider adding the suggested information in future shareholder reports.

12.    Comment: Explain the selection of the Barclays U.S. Government 1-3 Year Bond Index as the benchmark for RS Low Duration Bond Fund. It appears that a majority of the Fund’s investments are held in securities other than U.S. Government securities.

Response: The Trust believes that the Barclays U.S. Government 1-3 Year Bond Index is an appropriate benchmark for measuring the performance of RS Low Duration Bond Fund because the Index measures the performance of low-duration investments, specifically 1 to 3 year U.S. Government bonds. As noted in the prospectus for the Fund, the Fund “tends to have an average duration within a range of one to three years and an average maturity between one and three years.” In addition, because the Fund has the ability to strategically allocate its investments across the fixed income spectrum, it may, at times, hold a significant portion of its investments in U.S. Government securities.

13.    Comment: For future filings, rates associated with preferred stocks should be disclosed on the Schedule of Investments, e.g. preferred stock held by RS High Yield Fund.

Response: The Trust will consider adding the information, if applicable, in future shareholder reports.

14.    Comment: For future filings, the cash rate of return should be disclosed for payment-in-kind securities on the Schedule of Investments, e.g. payment-in-kind securities held by RS High Yield Fund.

Response: The Trust will consider adding the information, if applicable, in future shareholder reports.

15.    Comment: For the presentation of fair valuation hierarchy tables in future filings, if there is more than one level presented for a given security type, such as common stock in both Level 1 and Level 2, it is expected that there would be an expanded category presentation. For example, RS International Fund held common stock in both Level 1 and Level 2. Accordingly, common stock should be further categorized by country, as shown in the Schedule of Investments.

Response: The Trust will consider adding the information, if applicable, in future shareholder reports.

16.    Comment: For future filings, if “Cash and Cash Equivalents” are presented as an item in the Statement of Assets & Liabilities, “Cash Equivalents” should be defined in the Notes to Financial Statements.

Response: The Trust will consider adding the disclosure, if applicable, in future shareholder reports.

17.    Comment: In the Notes to Financial Statements, there was disclosure that expense limitations exclude “extraordinary expenses” among other items. Please clarify for the Staff the definition of extraordinary expenses.

Response: “Extraordinary expenses” for expense limitation purposes are such expenses as determined under generally accepted accounting principles.

18.    Comment: “Proceeds from Investments Sold” was presented as a negative amount for RS High Income Municipal Bond Fund in the Notes to Financial Statements on page 192 of the shareholder reports. Please explain.

Response: The Trust confirms the amount was inadvertently presented as a negative amount, ($169,365,646). The correct amount of “Proceeds from Investments Sold” was $169,365,646.

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As requested, we acknowledge that: (i) the foregoing Staff comments or changes to disclosure in response to the foregoing comments do not foreclose the Commission from taking any action with respect to the filings reviewed by the Staff; (ii) the Staff’s review of the filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please feel free to contact me at (415) 591-2743 with any questions you may have.

Sincerely,

/s/ Shelly Chu

Shelly Chu

Treasurer

RS Investment Trust

cc: The Trustees of RS Investment Trust

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